Filed Pursuant to Rule 424(b)(7)
Registration No. 333-161416

Prospectus Supplement

(To Prospectus dated September 16, 2009)

12,830,450 Shares

FBR Capital Markets Corporation

Common Stock

Arlington Asset Investment Corp. and its wholly-owned subsidiary named herein, which we refer to collectively as the selling stockholders, are selling 12,830,450 shares of our common stock. We will not receive any of the net proceeds from the sale of any shares of our common stock by the selling stockholders.

Our common stock is listed on The NASDAQ Global Select Market under the symbol “FBCM.” The last reported sale price of our common shares on The NASDAQ Global Select Market on October 22, 2009 was $6.03 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 2 of the accompanying prospectus and the risk factors that are incorporated into the accompanying prospectus by reference to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009.

	Per Share	Total
Public offering price	$6.00	$76,982,700
Underwriting discount	$0.30	$3,849,135
Proceeds, before expenses, to the selling stockholders	$5.70	$73,133,565

The underwriters may also purchase up to an additional 1,924,567 shares from the selling stockholder that is Arlington Asset Investment Corp.’s wholly-owned subsidiary at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about October 28, 2009.

Joint Book-Running Managers

FBR CAPITAL MARKETS	BARCLAYS CAPITAL

Co-Manager

SANDLER O’NEILL + PARTNERS, L.P.

The date of this prospectus supplement is October 22, 2009.

PROSPECTUS SUPPLEMENT

PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus supplement and accompanying prospectus. Neither we, the selling stockholders nor the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, the selling stockholders are not and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

OFFERING SUMMARY

This summary does not contain all of the information you should consider before investing in our common stock. You should read carefully this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference before investing, especially the information discussed under “Risk Factors,” and our consolidated financial statements and the related notes.

Except where the context suggests otherwise, “we,” “us” and “our” refer to FBR Capital Markets Corporation and its subsidiaries, including FBR Capital Markets & Co., one of the underwriters of this offering.

The Offering

Common stock offered by the selling stockholders	12,830,450 shares

Common stock to be outstanding after this offering	63,673,503 shares(1)

Overallotment option	1,924,567 shares to be sold by the selling stockholder that is Arlington Asset Investment Corp.’s wholly-owned subsidiary if the underwriters exercise their overallotment option in full.

Use of proceeds	We will not receive any of the net proceeds from the sale of any shares by the selling stockholders.

Dividend policy	We do not anticipate that we will pay any cash dividends on our common stock in the foreseeable future.

Risk factors	Investing in our common stock involves risks. See “Risk Factors” beginning on page 2 of the accompanying prospectus and the risk factors that are incorporated into the accompanying prospectus by reference to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009.

The NASDAQ Global Select Market symbol	“FBCM”

(1)	The number of shares of common stock outstanding after this offering is based on 63,673,503 shares of common stock outstanding as of October 20, 2009, and excludes: (i) 9,623,789 shares of common stock issuable upon exercise of outstanding options, of which 2,558,636 options are currently exercisable; (ii) 5,760,433 shares of common stock available for issuance pursuant to future grants under our 2006 Long Term Incentive Plan (which includes 39,125 shares representing restricted stock units previously forfeited and available for reissuance pursuant to restricted stock units); (iii) 549,924 shares of common stock available for issuance under our 2007 Employee Stock Purchase Plan; and (iv) 8,319,860 shares underlying outstanding unvested restricted stock units.

Recent Developments

Preliminary Third Quarter Results

On October 20, 2009, we reported a pre-tax loss of $7.0 million and a net after-tax loss of $7.0 million, or $0.11 per diluted share, for the quarter ended September 30, 2009. These results compare to a pre-tax loss of $46.7 million and a net after-tax loss of $28.6 million, or $0.44 per diluted share, in the third quarter of 2008.

Our pre-tax core operating earnings were $1.4 million for the third quarter of 2009 compared to a pre-tax core operating loss of $26.2 million in the third quarter of 2008. This non-GAAP measurement excludes specific non-core items and non-cash expenses, including $5.2 million of stock-based compensation expense. See “Non-GAAP Financial Measures” below for a reconciliation of our non-GAAP pre-tax core operating results to our GAAP pre-tax operating results for the specified 2009 and 2008 periods.

Third quarter 2009 net revenue was up 57% to $71.4 million, compared to $45.6 million in the third quarter of 2008, and up 51% from $47.3 million for the second quarter of 2009. The increased revenue production was primarily due to a meaningful increase in investment banking activity during the third quarter of 2009.

We continue our focus on maintaining a reduced cost structure. Third quarter 2009 non-interest expenses were $78.4 million, down 15% compared to the third quarter of 2008, despite the 57% increase in revenues. Non-compensation expenses in the third quarter of 2009 were $31.3 million, compared with $36.6 million in the third quarter of 2008 and $33.4 million in the second quarter of 2009.

As of September 30, 2009, shareholders’ equity totaled $295.8 million, with $244.1 million held in cash, and book value per share was $4.65.

The following tables set forth summary consolidated financial information and other data for the periods and as of the dates indicated. The summary consolidated financial information as of and for the three and nine months ended September 30, 2009 has been derived from our unaudited preliminary third quarter financial results. The summary consolidated financial information for the three and nine months ended September 30, 2008 has been derived from our unaudited consolidated financial statements. The summary consolidated financial information for the three months ended June 30, 2009 and March 31, 2009 has been derived from our unaudited consolidated financial statements incorporated by reference into this prospectus supplement. The summary consolidated financial information as of December 31, 2008 has been derived from our audited consolidated financial statements incorporated by reference into this prospectus supplement. Results for past periods are not necessarily indicative of results that may be expected for any future period. The summary consolidated financial information and other data should be read in conjunction with our consolidated financial statements and related notes.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
Consolidated Statements of Operations (dollars in thousands, except per share amounts) (unaudited):
Revenues:
Investment banking:
Capital raising	$28,977	$6,762	$37,549	$75,632
Advisory	4,744	5,999	12,726	15,267
Institutional brokerage:
Principal transactions	10,468	2,610	31,638	13,455
Agency commissions	21,008	33,792	73,184	89,499
Asset management:
Base management fees	2,896	3,710	7,941	12,507
Net investment income (loss)	29	(11,043)	(49)	(15,326)
Interest income	346	8,680	1,389	16,022
Other	2,972	184	4,293	710

Total revenues	71,440	50,694	168,671	207,766
Interest expense	—	5,139	252	7,677

Revenues, net of interest expense	71,440	45,555	168,419	200,089

Non-interest expenses:
Compensation and benefits	47,129	55,604	119,680	174,740
Professional services	5,891	9,281	15,019	29,285
Business development	2,931	5,189	9,160	23,833
Clearing and brokerage fees	3,787	3,810	10,844	10,775
Occupancy and equipment	9,062	8,077	24,822	25,045
Communications	5,258	5,700	15,611	17,908
Impairment of intangible assets	—	—	5,350	—
Other operating expenses	4,340	4,576	12,089	11,389

Total non-interest expenses	78,398	92,237	212,575	292,975

Loss before income taxes	(6,958)	(46,682)	(44,156)	(92,886)
Income tax provision (benefit)	12	(18,122)	725	(28,903)

Net loss	$(6,970)	$(28,560)	$(44,881)	$(63,983)

Basic loss per share	$(0.11)	$(0.44)	$(0.76)	$(0.99)
Diluted loss per share	$(0.11)	$(0.44)	$(0.76)	$(0.99)
Weighted average shares – basic (in thousands)	63,181	64,988	58,912	64,741
Weighted average shares – diluted (in thousands)	63,181	64,988	58,912	64,741

	As of September 30, 2009	As of December 31, 2008
Consolidated Balance Sheets (dollars in thousands, except per share amounts) (unaudited):
Assets:
Cash and cash equivalents	$244,147	$207,801
Receivables	16,506	32,110
Investments:
Mortgage-backed securities, at fair value	—	454,339
Long-term investments	35,581	41,174
Trading securities, at fair value	52,095	17,954
Due from brokers, dealers and clearing organizations	87,768	—
Derivative assets, at fair value	—	264
Goodwill and intangible assets, net	8,685	8,943
Furniture, equipment and leasehold improvements, net	17,717	24,442
Prepaid expenses and other assets	9,598	13,342

Total assets	$472,097	$800,369

Liabilities and Shareholders’ Equity

Liabilities:
Securities sold but not yet purchased, at fair value	$30,543	$8,325
Repurchase agreements	—	416,037
Accrued compensation and benefits	37,233	43,919
Accounts payable, accrued expenses and other liabilities	21,932	25,352
Due to brokers, dealers and clearing organizations	86,566	3,009

Total liabilities	176,274	496,642

Shareholders’ equity:
Common stock	64	60
Additional paid-in capital	424,517	396,059
Restricted stock units	17,606	9,309
Accumulated other comprehensive loss	—	(218)
Accumulated deficit	(146,364)	(101,483)

Total shareholders’ equity	295,823	303,727

Total liabilities and shareholders’ equity	$472,097	$800,369

Book Value per Share	$4.65	$5.18

Shares Outstanding (in thousands)	63,571	58,652

	Three Months Ended
	September 30, 2009	June 30, 2009	March 31, 2009	December 31, 2008	September 30, 2008
Financial & Statistical Supplement— Operating Results (dollars in thousands) (unaudited):
Revenues, net of interest expense	$71,440	$47,328	$49,651	$(18,181)	$45,555

Non-interest expenses:
Variable	29,360	19,405	21,143	17,801	30,640
Fixed	49,038	44,213	44,066	69,352	61,597
Impairment of intangible assets	—	5,350	—	—	—

Loss before income taxes	(6,958)	(21,640)	(15,558)	(105,334)	(46,682)
Income tax provision (benefit)	12	104	609	25,413	(18,122)

Net loss	$(6,970)	$(21,744)	$(16,167)	$(130,747)	$(28,560)

Fixed expenses	$49,038	$44,213	$44,066	$69,352	$61,597
Less: Non-cash expenses	5,898	5,077	4,632	7,097	5,831
Corporate transaction costs	2,274	—	—	—	—
Severance	219	191	560	10,425	3,575

Cash fixed costs	$40,647	$38,945	$38,874	$51,830	$52,191

Statistical Data
Net assets under management (in millions)
Mutual funds	$1,468.1	$1,364.9	$1,079.8	$1,179.4	$1,427.1
Managed accounts	—	—	128.8	216.6	276.8
Hedge and offshore funds	3.0	4.1	16.1	21.0	27.5
Private equity and venture capital funds	12.3	12.4	13.6	15.9	16.2

Total	$1,483.4	$1,381.4	$1,238.3	$1,432.9	$1,747.6

Employee count	583	554	550	568	652

Non-GAAP Financial Measures

In addition to the financial results reported in accordance with generally accepted accounting principles (GAAP), we have disclosed non-GAAP pre-tax core operating earnings (losses) for the quarters ended September 30, 2009 and 2008 above. This non-GAAP measurement is used by management to analyze and assess the results of the core capital markets and asset management operating units. In determining core earnings (losses), we have excluded from GAAP financial results the following non-core operating items: (1) severance costs associated with reductions in headcount, (2) corporate transaction costs, which includes costs related to reductions in physical space and costs associated with business combinations and acquisitions, and (3) net investment income (losses) from our mortgage-backed securities and long-term investments. We have also excluded the following non-cash expenses: (1) impairment of intangible assets, (2) compensation costs associated with stock-based awards and (3) amortization of intangible assets. Management believes that this non-GAAP measurement assists investors in understanding the impact of these non-core items and non-cash expenses on our performance, and provides additional clarity around our forward earnings capacity and trend.

A limitation of utilizing these non-GAAP measures is that the GAAP accounting effects of these events do in fact reflect the underlying financial results of our business and these effects should not be ignored in evaluating and analyzing our financial results. Therefore, management believes income (loss) before income taxes on a GAAP basis and core earnings (loss) before income taxes on a non-GAAP basis should be considered together.

The following table presents a reconciliation of the GAAP financial results to non-GAAP measurements discussed above (dollars in thousands).

	Three Months Ended
	September 30, 2009	June 30, 2009	March 31, 2009	December 31, 2008	September 30, 2008
Net revenues before net investment income/loss	$71,411	$45,959	$51,098	$47,828	$56,598

GAAP pre-tax loss	$(6,958)	$(21,640)	$(15,558)	$(105,334)	$(46,682)
Non-core items:
Severance	219	191	560	10,425	3,575
Corporate transaction costs	2,274	—	—	—	—
Net investment loss, MBS	—	—	1,043	33,622	—
Net investment (income) loss, long-term investments	(29)	(1,369)	404	32,387	11,043
Non-cash expenses:
Impairment of intangible assets	—	5,350	—	—	—
Stock compensation expense	5,213	4,786	4,341	6,806	5,540
Amortization of intangible assets	685	291	291	291	291

Non-GAAP pre-tax core operating income (loss)	$1,404	$(12,391)	$(8,919)	$(21,803)	$(26,233)

Tax Developments

We currently have net operating loss (“NOL”) carryovers and net capital loss (“NCL”) carryovers. Our ability to use our NOL and NCL carryovers to offset our taxable income and gains may be limited by Sections 382 and 383 of the Internal Revenue Code if we undergo an “ownership change.” Generally, an “ownership change” occurs if certain persons or groups increase their aggregate ownership in our company by more than 50 percentage points looking back over the relevant testing period. We believe that as a result of this offering we will undergo an “ownership change.” As a result of such an ownership change, our ability to use our NOLs and NCLs (and, potentially, certain recognized built-in losses and certain tax credits) to reduce our future taxable income would be limited to the Section 382 limitation. The Section 382 limitation is equal to the fair market value of our stock immediately prior to the ownership change multiplied by the long-term tax-exempt rate applicable to the calendar month of the ownership change. In general, the “long-term tax-exempt rate” is a rate determined monthly by the Internal Revenue Service that approximates the yield on a tax-exempt bond that would be equivalent to the market yield on long-term U.S. Treasury securities. The long-term tax-exempt rate for an ownership change occurring in October 2009 is 4.48%. Any NOLs and NCLs that exceed the Section 382 limitation in any year will continue to be allowed as carryforwards for the remainder of the carryforward period and such losses can be used to offset taxable income for years within the carryforward period subject to the Section 382 limitation (and other applicable limitations) in each year. However, if the carryforward period for any NOL or NCL were to expire before that loss had been fully utilized, the unused portion of that loss would be lost. The carryforward period for NOLs is 20 years from the year in which the losses giving rise to the NOLs were incurred, and the carryforward period for NCLs is five years from the year in which the losses giving rise to the NCL were incurred. Given the current value of our stock, we do not believe that the Section 382 limitation will significantly adversely affect our ability to utilize our existing NOLs and NCLs. Our use of new NOLs or NCLs arising after the date of the ownership change would not be affected by the Section 382 limitation, unless another ownership change were to occur after those new losses arose.

Conflicts of Interest

FBR Capital Markets & Co. is a member of the Financial Industry Regulatory Authority, Inc. (formerly known as the National Association of Security Dealers, Inc., or the NASD), or FINRA, and will participate in the distribution of the shares of our common stock. We control FBR Capital Markets & Co. and this relationship is defined as a “conflict of interest” under Conduct Rule 2720 of the NASD. Accordingly, offerings of the shares of our common stock will conform to the requirements of Conduct Rule 2720 of the NASD. That rule requires that we use a “qualified independent underwriter,” as defined by that rule, for this offering. Sandler O’Neill & Partners, L.P. is serving in that capacity and has performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus supplement is a part. We have agreed to indemnify Sandler O’Neill & Partners, L.P. against liabilities in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act of 1933, as amended, or the Securities Act.

USE OF PROCEEDS

We will not receive any of the net proceeds from the sale of any shares of our common stock by the selling stockholders.

DIVIDEND POLICY

We do not anticipate that we will pay any cash dividends on our common stock in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and growth of our business.

SELLING STOCKHOLDERS

The following table sets forth as of October 20, 2009 certain information regarding the beneficial ownership of our common stock by the selling stockholders immediately prior to the completion of this offering and as adjusted to reflect the sale of shares of our common stock in this offering by the selling stockholders.

	Shares Beneficially Owned Before This Offering		Shares to be Sold in This Offering Assuming No Exercise of the Overallotment Option	Shares to be Sold in This Offering Assuming the Exercise of the Overallotment Option in Full	Shares Beneficially Owned After This Offering
Name of Beneficial Owner	Number	Percent			Number Assuming No Exercise of the Overallotment Option	Number Assuming the Exercise of the Overallotment Option in Full	Percent Assuming No Exercise of the Overallotment Option	Percent Assuming the Exercise of the Overallotment Option in Full
Arlington Asset Investment Corp.(1)	14,755,017	23.17%	10,766,049	10,766,049	1,924,567	—	3.02%	—

FBR Securities Investment HY, LLC(2)	3,988,968	6.26%	2,064,401	3,988,968	1,924,567	—	3.02%	—

(1)	The 14,755,017 shares of our common stock beneficially owned by Arlington Asset Investment Corp. (“Arlington Asset”) are comprised of 10,766,049 shares held by Arlington Asset directly and 3,988,968 shares held by FBR Securities Investment HY, LLC, a wholly-owned subsidiary of Arlington Asset that is the other selling stockholder named herein. Arlington Asset acquired the 10,766,049 shares of our common stock on September 21, 2009 from its wholly-owned subsidiary, Arlington Asset Holdings LLC, which is a recently-formed limited liability company into which FBR TRS Holdings, Inc., a wholly-owned subsidiary of Arlington Asset, was merged. In connection with our repurchase on May 20, 2009 of 16,667,000 shares of our common stock from Arlington Asset at a purchase price of $4.35 per share, for an aggregate purchase price of $72,501,450, which we refer to as the Repurchase Transaction, we entered into an amended and restated voting agreement with Arlington Asset and affiliates of Crestview Partners L.P., a New York based private equity firm (“Crestview”), pursuant to which Arlington Asset has the right to designate two nominees for election or appointment to our board of directors, subject to certain requirements. Two nominees designated by Arlington Asset currently serve as members of our board. The amended and restated voting agreement provides that from the time that Arlington Asset ceases to own at least 10% of the outstanding shares of our common stock, Arlington Asset will no longer be entitled to designate a nominee for election or appointment to our board of directors. Subject to our director agreement with Eric F. Billings described below, at the next opportunity for nomination of directors for election or appointment to our board in accordance with the Virginia Stock Corporation Act, the members of the board that were designated by Arlington Asset will be replaced by additional independent director nominees designated for election or appointment to the board by the board (acting by majority vote), who shall be reasonably acceptable to Crestview. Notwithstanding the foregoing, our director agreement with Eric F. Billings, Chairman of our Board of Directors as well as an Arlington Asset designee, provides that we will nominate Mr. Billings for election to our board of directors through December 31, 2011. Also in connection with the Repurchase Transaction, we entered into a transition services agreement under which we and Arlington Asset provide certain services to the other which include employee benefits, human resources and financial, facility and data related services.

(2)	FBR Securities Investment HY, LLC is a wholly-owned subsidiary of Arlington Asset. Arlington Asset also owns 10,766,049 shares of our common stock directly. Considering all of our common stock that is owned by FBR Securities Investment HY, LLC and Arlington Asset, Arlington Asset beneficially owns 14,755,017 shares of our common stock or 23.17% of our common stock outstanding. Assuming that all shares offered hereby are sold by FBR Securities Investment HY, LLC and Arlington Asset and that there is no exercise of the overallotment option, Arlington Asset will beneficially own 1,924,567 shares of our common stock. Assuming that all shares offered hereby are sold by FBR Securities Investment HY, LLC and Arlington Asset and that the overallotment option is exercised in full, Arlington Asset will no longer beneficially own any shares of our common stock.

UNDERWRITING (CONFLICTS OF INTEREST)

FBR Capital Markets & Co., a wholly-owned subsidiary of ours, and Barclays Capital Inc. are acting as representatives of the underwriters and joint book-running managers of this offering. Subject to the terms and conditions in the underwriting agreement among us, the selling stockholders and the underwriters, the selling stockholders have agreed to sell to each of the underwriters and each of the underwriters has agreed, severally and not jointly, to purchase from the selling stockholders, on a firm commitment basis, the number of shares of common stock listed in the following table:

Underwriter	Number of Shares
FBR Capital Markets & Co.	7,698,270
Barclays Capital Inc.	3,849,135
Sandler O’Neill & Partners, L.P.	1,283,045

Total	12,830,450

FBR Securities Investment HY, LLC, Arlington Asset’s wholly-owned subsidiary, has granted the underwriters an option exercisable during the 30-day period after the date of this prospectus supplement to purchase, at the initial public offering price less underwriting discounts and commissions, up to an additional 1,924,567 shares of common stock for the sole purpose of covering overallotments, if any. To the extent that the underwriters exercise the option, the underwriters will be committed, subject to certain conditions, to purchase that number of additional shares.

Under the terms and conditions of the underwriting agreement, the underwriters are committed to purchase all of the shares offered by this prospectus supplement, other than the shares subject to the overallotment option, if any shares are purchased. We and the selling stockholders have agreed to indemnify the underwriters against certain civil liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of such liabilities.

The underwriters initially propose to offer the common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at the same offering price less a concession not to exceed $0.18 per share. If the shares are not sold at the public offering price, the representatives may change the offering price and other selling terms.

The following table shows the public offering price, underwriting discount and proceeds before expenses to the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without the Overallotment Option	With the Overallotment Option
Public offering price	$6.00	$76,982,700	$88,530,102
Underwriting discount	$0.30	$3,849,135	$4,426,505
Proceeds, before expenses, to the selling stockholders	$5.70	$73,133,565	$84,103,597

The underwriters’ discounts and commissions will be paid by the selling stockholders.

Our total expenses for the offering are estimated to be approximately $490,000 and are payable by us.

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may over allot this offering by selling more than the number of shares of common stock offered by this prospectus supplement, creating a syndicate short position. In addition, the underwriters may bid for and purchase common stock in the open market to cover syndicate short positions or to stabilize the price of the common stock. Finally, the underwriters may reclaim selling concessions from dealers if shares of our common stock sold by such dealers are repurchased in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. These transactions may be effected in the over-the-counter market or otherwise. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, Arlington Asset and its subsidiaries FBR Securities Investment HY, LLC and Arlington Asset Holdings LLC, our current directors and officers, and Forest Holdings LLC and Forest Holdings (ERISA) LLC, each an affiliate of Crestview, have agreed that, without the prior written consent of the representatives, we will not, during the period ending 45 days after the date of this prospectus supplement:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to sell, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock, or any securities convertible into or exercisable or exchangeable for any shares of our common stock; or

•

enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

Exceptions in the lock-up agreement permit us to, among other things, (a) issue common stock or options pursuant to existing stock option and incentive plans and (b) issue common stock upon exercise of outstanding options or warrants referred to in this prospectus supplement and the accompanying prospectus.

Exceptions in the lock-up agreement permit Arlington Asset and its subsidiaries FBR Securities Investment HY, LLC and Arlington Asset Holdings LLC, our directors and officers, and Forest Holdings LLC and Forest Holdings (ERISA) LLC, each an affiliate of Crestview, among other things and subject to restrictions, to transfer any of our securities (including, without limitation, our common stock) as follows: (i) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions of the lock-up agreement; (ii) as a distribution to equity holders, if applicable, provided that such equity holders agree to be bound in writing by the restrictions of the lock-up agreement; (iii) as collateral for any loan, provided that the lender agrees in writing to be bound by the restrictions set forth in the lock-up agreement; or (iv) with respect to sales of securities acquired after the closing of this offering in the open market.

The representatives do not intend to release any portion of the common stock subject to the foregoing lock-up agreements. However, the representatives, in their sole discretion, may release any of the common stock from the lock-up agreements prior to expiration of the 45-day period without notice. In considering a request to release shares from a lock-up agreement, the representatives will consider a number of factors, including the impact that such a release would have on this offering and the market for our common stock and the equitable considerations underlying the request for releases.

The 45-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 45-day restricted period we issue an earnings release or announce material news or a material event relating to us occurs; or (2) prior to the expiration of the 45-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 45-day period, in which case the restrictions described in the preceding paragraphs will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or the occurrence of the material event. This automatic extension is waivable only by FBR Capital Markets & Co. and Barclays Capital Inc. on behalf of the underwriters.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

FBR Capital Markets & Co. is a member of FINRA and will participate in the distribution of the shares of our common stock. We control FBR Capital Markets & Co. and this relationship is defined as a “conflict of interest” under Conduct Rule 2720 of the NASD. Accordingly, offerings of the shares of our common stock will conform to the requirements of Conduct Rule 2720 of the NASD. That rule requires that we use a “qualified independent underwriter,” as defined by that rule, for this offering. Sandler O’Neill & Partners, L.P. is serving in that capacity and has performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus supplement is a part. We have agreed to indemnify Sandler O’Neill & Partners, L.P. against liabilities in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

Because FBR Capital Markets & Co. has a “conflict of interest” as defined in Rule 2720 of the Conduct Rules of the NASD, it is not permitted to sell shares in this offering to an account over which it exercises discretionary authority without the prior written approval of the customer to which the account relates.

After the distribution of our common stock, FBR Capital Markets & Co. will not be able to make a market in the common stock due to certain regulatory restrictions arising from its affiliation with us.

This prospectus supplement and the accompanying prospectus have been prepared on the basis that all offers of shares will be made pursuant to an exemption under the Prospectus Directive (2003/71/EC), as implemented in member states of the European Economic Area (“EEA”), from the requirement to produce a prospectus for offers of shares. Accordingly, any person making or intending to make any offer within the EEA of shares which are the subject of the placement contemplated in this prospectus supplement and the accompanying prospectus should only do so in circumstances in which no obligation arises for FBR Capital Markets Corporation, the selling stockholders or any of the underwriters to produce a prospectus for such offer. Neither FBR Capital Markets Corporation, the selling stockholders nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by underwriters which constitute the final placement of shares contemplated in this prospectus supplement and the accompanying prospectus.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any shares which are the subject of the offering contemplated by this prospectus supplement may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of FBR Capital Markets & Co. for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication by us, any selling stockholder or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter represents, warrants and agrees that:

(i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In connection with offers and sales of the shares, no action has been taken by us that would permit a public offering of the shares, or possession or distribution of any information relating to the pricing of the shares, this prospectus supplement and accompanying prospectus or any other offering or publicity material relating to the shares, in any country or jurisdiction where action for that purpose is required. Accordingly, each selling stockholder and each underwriter agrees to comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, offers or sells shares or possesses or distributes this prospectus supplement and accompanying prospectus or any other offering or publicity material relating to the shares and will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of shares under the laws and regulations in force in any country or jurisdiction to which it is subject or in which it makes such purchases, offers or sales and we shall have no responsibility therefor.

LEGAL MATTERS

The validity of the shares of our common stock offered hereby will be passed upon for us by Sidley Austin LLP. Certain legal matters will be passed upon for the underwriters by Clifford Chance US LLP.

PROSPECTUS

15,318,902 Shares

FBR Capital Markets Corporation

COMMON STOCK

This prospectus relates to the resale of up to 15,318,902 shares of the common stock of FBR Capital Markets Corporation that the selling stockholders named in this prospectus may offer for sale from time to time. The registration of these shares does not necessarily mean that the selling stockholders will offer or sell all or any of these shares. We will not receive any of the proceeds from the sale of any shares of common stock by the selling stockholders, but we will incur expenses in connection with the registration of these shares.

The selling stockholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how the selling stockholders may sell their shares of common stock in “Plan of Distribution” beginning on page 13 of this prospectus. We will not be paying any underwriting discounts or commissions in this offering.

Our common stock is listed on The NASDAQ Global Select Market, or NASDAQ, under the symbol “FBCM.” Our principal executive offices are located at 1001 Nineteenth Street North, Arlington, Virginia 22209. Our telephone number is (703) 312-9500.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 2 of this prospectus and the risk factors that are incorporated into this prospectus by reference to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 16, 2009.

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the selling stockholders have not, authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. You must not rely on any unauthorized information or representation. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock, but only under circumstances and in jurisdictions where it is lawful to do so.

The information contained in this prospectus is accurate only as of the date on the front of this prospectus and any information we have incorporated by reference in this prospectus is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Except where the context suggests otherwise, “we,” “us” and “our” refer to FBR Capital Markets Corporation and its subsidiaries.

i

RISK FACTORS

Our business, and an investment in our common stock, are subject to uncertainties and risks. You should carefully consider and evaluate all of the information included and incorporated by reference in this prospectus, including the risk factors set forth below and the risk factors incorporated by reference from our most recent Annual Report on Form 10-K, as updated by our subsequent Quarterly Reports on Form 10-Q or other filings that we make with the Securities and Exchange Commission, or SEC, after such report, before investing in our common stock. If any of the following events actually occur or any of these risks actually materialize, our business, financial condition, results of operations or cash flow could suffer materially and adversely. In that case, you might lose all or part of your investment. In connection with the forward-looking statements that appear in this prospectus, you should also carefully review the cautionary statements included under the caption “Cautionary Statement Regarding Forward-Looking Statements.”

The market price and trading volume of our common stock may be volatile or may decline regardless of our operating performance, which could result in rapid and substantial losses for our stockholders.

The trading volume in our common stock may fluctuate, causing significant price variations to occur. If the market price or the trading volume of our common stock declines significantly, you may be unable to resell your shares at or above the price at which you bought them.

The market price or trading volume of our common stock could be highly volatile and may decline significantly in the future in response to various factors, many of which are beyond our control, including:

•	general volatility of the capital markets and the possibility that an active public trading market for our common stock cannot be sustained;

•	deterioration in the business environment in the specific sectors of the economy in which we focus or a decline in the market for securities of companies within these sectors;

•	substantial fluctuations in our financial results;

•	our ability to retain our senior professionals;

•	pricing and other competitive pressures;

•	changes in laws and regulations and industry practices that adversely affect our sales and trading business;

•	incurrence of losses in the future;

•	the singular nature of our capital markets and strategic advisory engagements;

•	competition among financial services firms for business and personnel;

•	larger and more frequent capital commitments in our trading and underwriting businesses;

•	limitations on our access to capital;

•	malfunctioning or failure in our operations and infrastructure;

•	our entry into new business areas, including entry through strategic investments, acquisitions and joint ventures;

•	failure to achieve and maintain effective internal controls;

•	declines in the market value of our principal investments;

•	the loss of our exemption from registration as an investment company under the Investment Company Act of 1940, as amended, or the 1940 Act;

•	the overall environment for interest rates;

•	changes in our business strategy; and

•	availability, terms and deployment of capital.

These factors could cause our common stock to trade at prices below the price at which you bought it, which could prevent you from selling your common stock at or above the price at which you bought it. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices of securities. These fluctuations often have been unrelated or disproportionate to the operating performance of publicly traded companies. In the past, following periods of volatility in the market price of a particular company’s securities, securities class-action litigation has often been brought against that company. If similar litigation were instituted against us, it could result in substantial costs and divert management’s attention and resources from our operations.

Future offerings of debt or equity securities by us may adversely affect the market price of our common stock.

In the future, we may attempt to further increase our capital resources by offering debt or additional equity securities, including commercial paper, medium-term notes, senior or subordinated notes, shares of preferred stock or shares of our common stock. Upon liquidation, holders of such debt securities and preferred shares, if issued, and lenders with respect to other borrowings, would receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the economic and voting rights of our existing stockholders or reduce the market price of our common stock, or both. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock bear the risk of our future offerings reducing the market price of our common stock and diluting their share holdings in us.

As of September 14, 2009, we have an aggregate of 236,325,524 shares of common stock that are authorized but unissued. We may issue all of these shares without any action or approval by our stockholders. We also intend to continue to actively pursue acquisitions and may issue shares of common stock in connection with these acquisitions.

Future sales of a large number of shares of our common stock in the public market, or the perception that these sales may occur, may depress our stock price and make it difficult for you to recover the full value of your investment in our common stock.

If our existing stockholders sell substantial amounts of our common stock in the public market or if there is a perception that these sales may occur, the market price of our common stock could decline. These sales may also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. As of September 14, 2009, we have 63,674,476 shares of common stock outstanding. Pursuant to registration rights agreements with affiliates of Crestview Partners, L.P., a New York-based private equity firm (“Crestview”), and certain third party investors that we entered into in connection with the sale of shares of our common stock in a private offering and in a concurrent private placement to Crestview (“our July 2006 private offering”), we have filed and have had declared effective a resale registration statement for 19,776,001 shares of our common stock.

In addition, Crestview has certain demand and piggyback rights relating to 8,216,734 shares of common stock it owns, including 2,600,000 shares of common stock issuable upon exercise of currently exercisable options. While Crestview has agreed to waive its registration and certain other rights in connection with the filing of the registration statement of which this prospectus forms a part, Crestview may exercise its demand and piggyback rights in the future.

With respect to Arlington Asset Investment Corp. (“Arlington Asset”), we agreed, following the closing of our May 2009 repurchase of 16,667,000 shares of our common stock from Arlington Asset (the “Repurchase Transaction”), to cooperate diligently and in good faith with Arlington Asset, if requested, to facilitate the sale of the 14,755,017 shares of our common stock owned by Arlington Asset as of the date of this prospectus, in whole or in part, to prospective purchasers, subject to certain terms and conditions.

In addition to sales pursuant to registration statements, our outstanding shares held by Crestview and our selling stockholders will be eligible for sale in the public market at various times, subject to the provisions of Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

We do not expect to pay any cash dividends in the foreseeable future.

We intend to retain all available funds and any future earnings to fund the operation and expansion of our business and, therefore, we do not anticipate that we will pay any cash dividends on our common stock in the foreseeable future. Accordingly, you must rely on sales of your shares of common stock after price appreciation, which may never occur, as the only way to realize any future gains on your investment. Investors seeking cash dividends should not purchase our common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in or incorporated by reference in this prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements are predictive in nature and can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “goal,” “objective,” “potential,” “project,” “should,” “will” and “would” or the negative of these terms or other comparable terminology. Statements concerning projections, future performance developments, events, revenues, expenses, earnings, run rates, and any other guidance on present or future periods constitute forward-looking statements. Such statements include, but are not limited to, those relating to the effects of growth, our principal investing activities, levels of assets under management and our current equity capital levels. Forward-looking statements involve risks and uncertainties. You should be aware that a number of important factors could cause our actual results to differ materially from those in forward-looking statements. These factors include, but are not limited to:

•	the risks identified under the sections captioned “Risk Factors” in this prospectus and in the documents incorporated by reference herein;

•	general volatility of the capital markets and the possibility that an active public trading market for our common stock cannot be sustained;

•	deterioration in the business environment in the specific sectors of the economy in which we focus or a decline in the market for securities of companies within these sectors;

•	substantial fluctuations in our financial results;

•	our ability to retain our senior professionals;

•	pricing and other competitive pressures;

•	changes in laws and regulations and industry practices that adversely affect our sales and trading business;

•	incurrence of losses in the future;

•	the singular nature of our capital markets and strategic advisory engagements;

•	competition among financial services firms for business and personnel;

•	larger and more frequent capital commitments in our trading and underwriting businesses;

•	limitations on our access to capital;

•	malfunctioning or failure in our operations and infrastructure;

•	our entry into new business areas, including entry through strategic investments, acquisitions and joint ventures;

•	failure to achieve and maintain effective internal controls;

•	declines in the market value of our principal investments;

•	the loss of our exemption from registration as an investment company under the 1940 Act;

•	the overall environment for interest rates;

•	changes in our business strategy; and

•	availability, terms and deployment of capital.

We will not necessarily update the information presented or incorporated by reference in this prospectus if any of these forward-looking statements turn out to be inaccurate, and there are no guarantees about our performance.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders pursuant to this prospectus. Each selling stockholder will pay any underwriting discounts and commissions and expenses incurred by the selling stockholder for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholder in disposing of the shares covered by this prospectus. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees and fees and expenses of our counsel and our accountants.

DESCRIPTION OF CAPITAL STOCK

The rights of our stockholders are governed by the Virginia Stock Corporation Act, or the VSCA, our amended and restated articles of incorporation (our “articles of incorporation”) and our amended and restated bylaws (our “bylaws”). The following is a summary of the material provisions of our capital stock and certain provisions of the VSCA. You should refer to the full text of our articles of incorporation and bylaws filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

General

Our articles of incorporation provide that we may issue up to 400,000,000 shares of capital stock, consisting of 300,000,000 shares of common stock, $0.001 par value per share, and 100,000,000 shares of preferred stock, $0.001 par value per share. As of September 14, 2009, 63,674,476 shares of our common stock are issued and outstanding and no shares of preferred stock are issued and outstanding. Under the VSCA, our stockholders generally are not personally liable for our debts and obligations solely as a result of their status as stockholders.

Common Stock

Voting Rights

Holders of our common stock are entitled to one vote per share on all matters to be voted upon by our stockholders. Except as otherwise provided by law, holders of our common stock vote together as a single voting group. Our articles of incorporation do not provide for cumulative voting for the election of directors, which means that the holders of a majority of our outstanding shares of common stock have the ability to elect all of the members of our board of directors. Except as otherwise required by law or with respect to any outstanding class or series of our preferred stock, the holders of our common stock have the sole power to vote for the election of directors and for all other purposes.

Dividend Rights

Subject to the VSCA and any preferential dividend rights of holders of our preferred stock that may be outstanding, the holders of our common stock are entitled to share ratably on a per share basis in dividends and other distributions, as may be declared by our board of directors out of assets legally available for distribution, when, as and if authorized and declared by our board of directors.

Other Rights

Subject to any preferential liquidation rights of holders of our preferred stock that may be outstanding, the holders of our common stock are entitled to participate ratably on a per share basis in our liquidation, dissolution or winding-up. Shares of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

Our articles of incorporation authorize our board of directors to designate and issue from time to time one or more series of preferred stock without stockholder approval. Our board of directors may fix and determine the preferences, limitations and relative rights of each series of preferred stock issued. Because the board of directors has the power to establish the preferences and rights of each series of our preferred stock, it may afford the holders of any series of our preferred stock preferences and rights, voting or otherwise, senior to the rights of holders of our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock upon the rights of holders of our common stock until our board of directors determines the specific rights of the holders of our preferred stock. However, the effects might include:

•	restricting dividends on our common stock;

•	diluting the voting power of our common stock;

•	impairing the liquidation rights of our common stock; or

•	delaying or preventing a change in control of us without further action by our stockholders.

We have no present plans to issue any shares of our preferred stock.

Certain Anti-Takeover Provisions of the VSCA, Our Articles of Incorporation and Our Bylaws

General

The VSCA contains provisions that may have the effect of impeding the acquisition of control of a Virginia corporation by means of a tender offer, a proxy contest, open market purchases or otherwise in a transaction not approved by the corporation’s board of directors. These provisions are designed to reduce, or have the effect of reducing, the corporation’s vulnerability to coercive takeover practices and inadequate takeover bids.

Affiliated Transactions Statute

Pursuant to a provision in our articles of incorporation, we have opted out of the affiliated transactions provisions contained in the VSCA. In general, these provisions prohibit a Virginia corporation from engaging in affiliated transactions with the beneficial owner of more than 10% of any class of its outstanding voting shares (an “interested shareholder”) for a period of three years following the date that such person became an interested shareholder unless:

•

a majority (but not less than two) of the disinterested directors of the corporation and the holders of two-thirds of the voting shares, other than the shares beneficially owned by the interested shareholder, approve the affiliated transaction; or

•	before the date the person became an interested shareholder, a majority of disinterested directors approved the transaction that resulted in the shareholder becoming an interested shareholder.

Affiliated transactions subject to this approval requirement include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of an interested shareholder or any reclassification, including reverse stock splits, recapitalizations or mergers of the corporation with its subsidiaries, which increases the percentage of voting shares owned beneficially by an interested shareholder by more than 5%.

Control Share Acquisitions

Our board of directors has adopted a bylaw opting out of the control share acquisition provisions of the VSCA. Control share acquisitions are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a Virginia public corporation to meet or exceed certain threshold percentages (20%, 33 1/3% or 50%) of the total votes entitled to be cast for the election of directors. The VSCA provides that shares acquired in a control share acquisition have no voting rights unless:

•	the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation; or

•	the articles of incorporation or bylaws of the corporation provide that these provisions of the VSCA do not apply to acquisitions of its shares.

The acquiring person may require that a special meeting of the shareholders be held within 50 days of the acquiring person’s request to consider the grant of voting rights to the shares acquired in the control share acquisition. If voting rights are not granted and the corporation’s articles of incorporation or bylaws permit, the acquiring person’s shares may be repurchased by the corporation, at its option, at a price per share equal to the acquiring person’s cost. The VSCA grants appraisal rights to any shareholder who objects to a control share acquisition that is approved by a vote of disinterested shareholders and that gives the acquiring person control of a majority of the corporation’s voting shares.

Articles of Incorporation and Bylaw Provisions

General. Our articles of incorporation and bylaws are subject to the provisions of the investment agreement and voting agreement, as amended, that we entered into with Crestview in connection with our 2006 private offering. For so long as each of these agreements remains in effect, the written consent of Crestview will be required to amend, alter or repeal certain provisions in our articles of incorporation and bylaws that are subject to the terms of the investment and voting agreements with Crestview. See “Certain Relationships and Transactions with Related Persons—Transactions with Crestview, Arlington Asset and Us” in our amended proxy statement filed with the SEC on May 19, 2009 and incorporated herein by reference.

Number of Directors, Vacancies and Removal. Our articles of incorporation provide that the number of directors shall be determined in accordance with our bylaws or, in the absence of a bylaw fixing the number of directors, the number will be nine. Our bylaws provide that the number of directors on our board of directors will be nine. Our board of directors may amend our bylaws to increase or decrease by 30% or less the number of directors on our board last elected by our stockholders.

Our bylaws provide that any vacancies on the board of directors may be filled by the affirmative vote of a majority of the remaining directors, though the number of remaining directors may be less than a quorum. Any vacancies created by an increase in the total number of directors may be filled by a majority vote of the board of directors. Our articles of incorporation provide that except for directors elected by the holders of outstanding shares of preferred stock as a separate group, directors may be removed with or without cause upon the affirmative vote of the holders of a majority of our issued and outstanding shares of voting stock, voting together as a single group.

Stockholder Meetings. Our articles of incorporation and our bylaws provide that our chairman of the board, any vice chairman of our board, our chief executive officer, our president, a majority of our board of directors or the holders of a majority of our issued and outstanding shares of common stock may call a special meeting of stockholders. Our articles of incorporation provide that the right of the holders of a majority of our issued and outstanding shares of common stock to call a special meeting of our stockholders may only be amended, altered, modified or repealed upon the affirmative vote of the holders of at least a majority of the voting power of all of the outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single group.

Advance Notice of Nominations and Shareholder Business. Our bylaws establish advance notice procedures with respect to shareholder proposals and the nomination of persons for election as directors at annual meetings of our stockholders, other than nominations made by or at the direction of the board of directors.

Preferred Stock. Our articles of incorporation authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the preferences, rights and other terms of such series. See “—Preferred Stock.” Under this authority, our board of directors could create and issue a series of preferred stock with rights, preferences or restrictions that have the effect of discriminating against an existing or prospective holder of our capital stock as a result of such holder beneficially owning or commencing a tender offer for a substantial amount of our common stock. One of the effects of authorized but unissued and unreserved shares of preferred stock may be to render it more difficult for, or discourage an attempt by, a potential acquiror to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management. The issuance of shares of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without any action by our stockholders.

Pre-Emptive Rights

We entered into an investment agreement with Crestview, dated as of July 19, 2006, in which we granted Crestview certain pre-emptive rights, pursuant to which Crestview has the right to purchase from us such number of shares as is necessary to enable them to maintain their ownership percentage of our outstanding shares.

Transfer Agent and Registrar

American Stock Transfer & Trust Company is the transfer agent and registrar for our capital stock.

SELLING STOCKHOLDERS

We are registering the resale of the common stock covered by this prospectus in accordance with the terms of (i) the share repurchase agreement that we entered into with Arlington Asset in May 2009 in connection with the Repurchase Transaction and (ii) the common stock subscription agreements that we entered into with certain parties in August 2009 in connection with the closing of the transactions contemplated by the purchase agreement that we and FBR Capital Markets & Co. entered into with Watch Hill Partners LLC (“Watch Hill”) and certain former holders of the equity interests of Watch Hill in July 2009 (the “Watch Hill Purchase Agreement”). The following table sets forth information, as of September 14, 2009, with respect to the selling stockholders, shares of common stock beneficially owned by the selling stockholders that the selling stockholders propose to offer pursuant to this prospectus and shares of common stock that the selling stockholders will beneficially own after completion of the sale of the shares pursuant to this prospectus. The term “selling stockholders” includes the holders of our common stock listed below and the beneficial owners of the common stock and their transferees, pledgees, donees or other successors. In accordance with the rules of the SEC, each selling stockholder’s beneficial ownership includes:

•	all shares the investor actually owns beneficially or of record;

•	all shares over which the investor has or shares voting or dispositive control (such as in the capacity as a general partner of an investment fund); and

•	all shares the investor has the right to acquire within 60 days (such as upon exercise of options that are currently vested or that are scheduled to vest within 60 days).

Except as noted below, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us or any of our affiliates. We do not know which (if any) of the stockholders named below actually will offer to sell shares pursuant to this prospectus, or the number of shares that each of them will offer.

The selling stockholders may offer all, some or none of the shares of common stock shown in the table. Because the selling stockholders may offer all or some portion of the shares, we have assumed for purposes of completing the last column in the table that all shares offered hereby will have been sold by the selling stockholders upon termination of sales pursuant to the registration statement of which this prospectus is a part.

Information concerning the selling stockholders may change from time to time, and any changed information will be set forth in prospectus supplements or post-effective amendments, as may be appropriate.

	Shares of Common Stock Beneficially Owned as of September 14, 2009		Number of Shares of Common Stock Being Registered Hereby	Shares of Common Stock Beneficially Owned After Resale
Selling Stockholder	Number	Percentage		Number	Percentage
Selling stockholders in connection with the Repurchase Transaction
FBR Securities Investment HY, LLC(1)	3,988,968	6.26%	3,998,968	—	—
FBR TRS Holdings, Inc.(2)	10,766,049	16.91%	10,766,049	—	—

Subtotal	14,755,017	23.17%	14,755,017	—	—
Selling stockholders in connection with the Watch Hill Purchase Agreement
The Best Day, LLC	23,228	*	23,228	—	—
Nils Brous	7,743	*	7,743	—	—
Walter W. Buckley, Jr.	14,688	*	14,688	—	—
Beverly C. Chell	7,743	*	7,743	—	—
Wallace H. Cole, III	15,087	*	15,087	—	—
Delaware Charter Guarantee and Trust TTEE F/B/O John T. Detwiler	2,938	*	2,938	—	—
Delaware Charter Guarantee and Trust TTEE F/B/O Martha P. Detwiler	1,469	*	1,469	—	—
William F. Detwiler(3)	2,883	*	2,883	—	—
Murray P. Dwight and Jane M. Dwight, as joint tenants with right of survivorship	14,688	*	14,688	—	—
Francisca P. Irwin Revocable Trust, Alice E. Cole, Trustee	7,643	*	7,643	—	—
Roger S. Goodell	15,087	*	15,087	—	—
William A. Graham, IV	37,717	*	37,717	—	—
Thomas O. Hicks	37,717	*	37,717	—	—
Howard H. Leach Living Trust U/T/D 9/5/86 as amended	30,971	*	30,971	—	—
Barbara Knowlton(4)	6,591	*	6,591	—	—
David W. Knowlton(3)	1,648	*	1,648	—	—
Robert A. Knowlton and Stacy Kinsley, as joint tenants with right of survivorship	7,344	*	7,344	—	—
Daniel H. Leever	60,347	*	60,347	—	—
William F. Macdonald, Jr.	60,347	*	60,347	—	—
Patrick K. McGee	14,688	*	14,688	—	—
A. Daniel Meiland	15,485	*	15,485	—	—
William A. Obenshain and Penelope J. Obenshain, as joint tenants	15,485	*	15,485	—	—
Owl Investments, LLC	7,543	*	7,543	—	—
Pioneer Capital, LP	15,485	*	15,485	—	—
Derek Reisfield	15,485	*	15,485	—	—
Sanford R. Robertson	69,775	*	29,775	40,000	*
Kristian R. Salovaara(3)	658	*	658	—	—
Harvey W. Schiller	15,485	*	15,485	—	—
Skylight Foundation Inc.	30,173	*	30,173	—	—
Terry Lynn Andreas Grantor Trust	29,376	*	29,376	—	—
Paul Thompson III(3)	15,485	*	15,485	—	—
Phillip B. Weymouth, III(3)	2,883	*	2,883	—	—

Subtotal	603,885	*	563,885	40,000	*

Total	15,358,902	24.12%	15,318,902	40,000	*

*	Represents less than one percent of our issued and outstanding shares as of September 14, 2009.

(1)

FBR Securities Investment HY, LLC is a wholly-owned subsidiary of Arlington Asset. Arlington Asset also owns 10,766,049 shares of our common stock through its wholly-owned subsidiary FBR TRS Holdings, Inc. Considering all of our common stock that is owned by FBR Securities Investment HY, LLC and FBR TRS Holdings, Inc., Arlington Asset beneficially owns 14,755,017 shares of our common stock or 23.17% of our common stock outstanding. Assuming that all shares offered hereby are sold by FBR Securities Investment HY, LLC and FBR TRS Holdings, Inc., Arlington Asset will not beneficially own any of our common stock. In connection with the Repurchase Transaction, we entered into an amended and restated voting agreement with Arlington Asset and Crestview, pursuant to which Arlington Asset has the right to designate two nominees for election or appointment to our board of directors, subject to certain requirements. Two nominees designated by Arlington Asset currently serve as members of our board. Also in connection with the Repurchase Transaction, we entered into a transition services agreement under which we and Arlington Asset provide certain services to the other which include employee benefits, human resources and financial, facility and data related services.

(2)

FBR TRS Holdings, Inc. is a wholly-owned subsidiary of Arlington Asset. Arlington Asset also owns 3,988,968 shares of our common stock through its wholly-owned subsidiary FBR Securities Investment HY, LLC. Considering all of our common stock that is owned by FBR TRS Holdings, Inc. and FBR Securities Investment HY, LLC, Arlington Asset beneficially owns 14,755,017 shares of our common stock or 23.17% of our common stock outstanding. Assuming that all shares offered hereby are sold by FBR TRS Holdings, Inc. and FBR Securities Investment HY, LLC, Arlington Asset will not beneficially own any of our common stock. In connection with the Repurchase Transaction, we entered into an amended and restated voting agreement with Arlington Asset and Crestview, pursuant to which Arlington Asset has the right to designate two nominees for election or appointment to our board of directors, subject to certain requirements. Two nominees designated by Arlington Asset currently serve as members of our board. Also in connection with the Repurchase Transaction, we entered into a transition services agreement under which we and Arlington Asset provide certain services to the other which include employee benefits, human resources and financial, facility and data related services.

(3)	Such person is an employee of our wholly-owned subsidiary, FBR Capital Markets & Co.

(4)	Such person was issued shares on behalf of an employee of our wholly-owned subsidiary, FBR Capital Markets & Co.

The selling stockholders listed in the above table may have sold or transferred, in transactions pursuant to this prospectus or exempt from the registration requirements of the Securities Act, some or all of their shares since the date as of which the information is presented in the above table.

PLAN OF DISTRIBUTION

We are registering the resale of the common stock covered by this prospectus in accordance with the terms of (i) the share repurchase agreement that we entered into with Arlington Asset in May 2009 in connection with the Repurchase Transaction and (ii) the common stock subscription agreements that we entered into with certain parties in August 2009 in connection with the closing of the transactions contemplated by the Watch Hill Purchase Agreement. The registration of the shares of common stock, however, does not necessarily mean that any of the shares of common stock will be offered or sold by the selling stockholders or their respective donees, pledges or other transferees or successors in interest under this prospectus. We will not receive any proceeds from the sale of the common stock offered by this prospectus.

The sale of the common stock by any selling stockholder, including any donee, pledgee or other transferee who receives common stock from a selling stockholder, may be effected from time to time by selling shares directly to purchasers or to or through broker-dealers. In connection with any such sale, any such broker-dealer may act as agent for the selling stockholder or may purchase from the selling stockholder all or a portion of the common stock as principal, and sales may be made pursuant to any of the methods described below. These sales may be made on any securities exchange on which our common stock is then traded, in the over-the-counter market, in negotiated transactions or otherwise at prices and at terms then prevailing or at prices related to the then current market prices or at prices otherwise negotiated.

The common stock may also be sold in one or more of the following transactions:

•

block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of such securities as agent but may position and resell all or a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer, as principal, and resale by such broker-dealer for its own account;

•

a special offering, an exchange distribution or a secondary distribution in accordance with applicable rules promulgated by the Financial Industry Regulatory Authority Inc., or FINRA (formerly known as the National Association of Security Dealers, Inc., or the NASD) or stock exchange rules;

•	ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers;

•	sales “at the market” to or through a market maker or into an existing trading market, on an exchange or otherwise, for such securities; and

•	sales in other ways not involving market markers or established trading markets, including direct sales to purchasers.

In effecting sales, broker-dealers engaged by a selling stockholder may arrange for other broker-dealers to participate. Broker-dealers may receive commissions or other compensation from the selling stockholders in the form of commissions, discounts or concessions. Broker-dealers may also receive compensation from purchasers of the common stock for whom they act as agents or to whom they sell as principals or both. Compensation as to a particular broker-dealer will be in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the type of transactions involved. No such broker-dealer will receive compensation in excess of that permitted by the Conduct Rules of the NASD. In no event will any broker-dealer receive total compensation in excess of eight percent.

The distribution of the common stock also may be effected from time to time in one or more underwritten transactions at a fixed price or prices that may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Any such underwritten offering may be on a “best efforts” or a “firm commitment” basis. In connection with any underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or from purchasers of the common stock. Underwriters may sell the common stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers, including FBR Capital Markets & Co., our affiliate and a member of FINRA, regarding the sale of their common stock, nor is there any underwriter or coordinating broker-dealer acting in connection with the proposed sale of common stock by the selling stockholders pursuant to this prospectus. We will file a supplement to this prospectus, if required, under Rule 424(b) under the Securities Act that will include any material information with respect to the plan of distribution not previously disclosed or any material change in such information. This supplement will disclose, among other information:

•	the names of the selling stockholders and of participating broker-dealer(s);

•	the amount of common stock involved;

•	the price at which the common stock is to be sold;

•	the commissions paid or the discounts or concessions allowed to the broker-dealer(s), where applicable;

•	that the broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in the prospectus; and

•	other facts material to the transaction.

The selling stockholders and any underwriters, brokers-dealers or agents that participate in the distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the common stock by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. Because the selling stockholders may be deemed to be “underwriters” under the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

We are the parent company of FBR Capital Markets & Co., a member of FINRA, and are therefore deemed to “control” FBR Capital Markets & Co. under Rule 2720 of the Conduct Rules of the NASD. Rule 2720 imposes certain requirements when a member of FINRA, such as FBR Capital Markets & Co., distributes the securities of an issuer which controls such member. Although FBR Capital Markets & Co. is not acting in any capacity as an underwriter or coordinating broker-dealer in connection with a distribution of the selling stockholders’ common stock pursuant to this prospectus, FBR Capital Markets & Co. has advised us that any particular offering of shares of our common stock under this prospectus in which it participates will comply with the applicable requirements of Rule 2720, including the requirement that no sales may be made by FBR Capital Markets & Co. to discretionary accounts without the prior specific written approval of the customer. In compliance with the guidelines of FINRA as of the date of this prospectus, should a FINRA member be participating in the offering of the common stock, the maximum discount or commission to be received by any FINRA member or independent broker-dealer may not exceed 8% of the offering proceeds.

From time to time, the selling stockholders may pledge their common stock pursuant to the margin provisions of their customer agreements with their brokers. Upon default by a selling stockholder, the broker may offer and sell such pledged common stock from time to time. Upon a sale of the common stock, the selling stockholders intend to comply with the prospectus delivery requirements under the Securities Act by delivering a prospectus to each purchaser in the transaction. We intend to file any amendments or other necessary documents in compliance with the Securities Act that may be required in the event the selling stockholders default under any customer agreement with brokers.

In order to comply with the securities laws of certain states, if applicable, the common stock may be sold only through registered or licensed broker-dealers. We have agreed to pay all expenses incident to the offering and sale of the common stock, other than commissions, discounts and fees of underwriters, broker-dealers or agents or the fees and disbursements of counsel for the selling stockholders. We have agreed to indemnify the selling stockholders against certain losses, claims, damages, actions, liabilities, costs and expenses, including liabilities under the Securities Act.

We or the selling stockholders may have agreements with the participating broker-dealers to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the participating broker-dealers may be required to make.

In connection with an offering, any participating broker-dealer may purchase and sell common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the participating broker-dealer of a greater number of shares than it owns or is required to purchase in an offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while an offering is in progress.

The participating broker-dealers also may impose a penalty bid. This occurs when a particular broker-dealer repays to the others a portion of the underwriting discount or other concession received by it because the broker-dealers have repurchased shares sold by or for the account of that broker-dealer in stabilizing or short-covering transactions.

These activities by the participating broker-dealers may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the participating broker-dealers at any time. These transactions may be effected on the NASDAQ or any other exchange or automated quotation system, if the common stock is listed on that exchange or admitted for trading on that automated quotation system, or in the over-the-counter market or otherwise.

The participating broker-dealers may be customers of or lenders to, and may engage in transactions with and perform services for, FBR Capital Markets Corporation and its subsidiaries in the ordinary course of business.

In addition, any shares covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

Pursuant to the common stock subscription agreements that we entered into in connection with the closing of the transactions contemplated by the Watch Hill Purchase Agreement with parties who are our employees or parties who were issued shares on behalf of such employees, such parties (but only such parties) agreed that they will not sell any shares of our common stock for a period of three months from the effectiveness of the registration statement of which this prospectus forms a part.

LEGAL MATTERS

The validity of the securities have been passed upon for us by Sidley Austin LLP.

EXPERTS

The consolidated financial statements of FBR Capital Markets Corporation as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Annual Report on Internal Control over Financial Reporting) as of December 31, 2008, incorporated by reference in this prospectus, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You can also find information about us by visiting our website at www.fbrcapitalmarkets.com. We have included our website address as an inactive textual reference only. Information on our website is not incorporated by reference into and does not form a part of this prospectus.

The SEC allows us to incorporate by reference the information we file with it into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information that we file later with the SEC will automatically update and supersede the previously filed information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, other than any portions of the respective filings that were furnished, under applicable SEC rules, rather than filed, until we complete our offerings of the securities:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC on March 16, 2009;

•	our Definitive Proxy Statement filed with the SEC on May 19, 2009;

•	our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2009 and June 30, 2009, filed with the SEC on May 8, 2009 and August 10, 2009, respectively;

•	our Current Reports on Form 8-K filed with the SEC on February 26, 2009, March 2, 2009, April 23, 2009, April 24, 2009, May 19, 2009, May 21, 2009, June 10, 2009, June 16, 2009 and July 30, 2009; and

•	the description of our common stock contained in Form 8-A, filed with the SEC on June 5, 2007, and any amendment or report filed under the Exchange Act for the purpose of updating such description.

We will provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request, a copy of any or all of these filings. Requests for these filings should be directed to Investor Relations, FBR Capital Markets Corporation, 1001 Nineteenth Street North, 18th Floor, Arlington, Virginia 22209, or by telephone at (703) 312-9500 between the hours of 9:00 a.m. and 5:00 p.m., Eastern time.

FBR CAPITAL MARKETS CORPORATION

12,830,450 Shares of Common Stock

Prospectus Supplement

October 22, 2009

Joint Book-Running Managers

FBR CAPITAL MARKETS	BARCLAYS CAPITAL

Co-Manager

SANDLER O’NEILL + PARTNERS, L.P.